SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Network Solutions, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         ------------------------------
                         (Title of Class of Securities)

                                    64121Q102
                                    ---------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                 ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 546-6000

                                FEBRUARY 11, 2000
               --------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------
CUSIP No. 64121Q102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS:  Science Applications International Corporation
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                  95-3630868
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [__]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER                      None
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY    -----------------------------------------------------
  EACH REPORTING PERSON      8      SHARED VOTING POWER               8,150,000
          WITH
                           -----------------------------------------------------
                             9      SOLE DISPOSITIVE POWER                 None

                           -----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER          8,150,000

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                                             8,150,000
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [__]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED
    BY AMOUNT IN ROW (11)                                                 22.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 64121Q102
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS:                SAIC Venture Capital Corporation
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                     88-0447177

--------------------------------------------------------------------------------
2   HECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                    [__]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Nevada
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER                     None
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     ----------------------------------------------------
  EACH REPORTING PERSON       8      SHARED VOTING POWER              8,150,000
          WITH
                            ----------------------------------------------------
                              9      SOLE DISPOSITIVE POWER                None

                            ----------------------------------------------------
                             10      SHARED DISPOSITIVE POWER         8,150,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            8,150,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                                22.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            CO
--------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

The Reporting Persons, Science Applications International Corporation, a Delaware corporation ("SAIC") and SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC"), hereby amend and supplement the Schedule 13D filed by the Reporting Persons on January 27, 2000 (the "Original Statement") with regard to the common stock, $.001 par value per share ("Common Stock") of Network Solutions, Inc. (the "Issuer") for the purpose of amending Items 2, 4, 5 and 6 of the Original Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Items 2(a)-(c) of the Original Statement are hereby supplementally amended to update the name of the corporation by which Mr. David W. Dorman, a director of SAIC, is employed, as set forth in Appendix A to the Original Statement, amending and restating such information with respect to Mr. Dorman as follows:

                                                             Name, Principal Business and
                                                           Address of Corporation or Other
                                                           Organization in Which Employment
       Name                  Principal Occupation                     is Conducted
--------------------   ---------------------------------   -------------------------------
David W. Dorman        Chief Executive Officer of Concert  Concert
                                                           Room 6120
                                                           1200 Peachtree Street, NE
                                                           Atlanta, GA 30339


ITEM 4. PURPOSE OF TRANSACTION.

         Item 4(a) of the Original Statement is hereby amended and restated in its entirety to read as follows:

         (a)      Not applicable.

         Item 4(d) of the Original Statement is hereby amended and restated in its entirety to read as follows:

         (d) Several officers and employees of SAIC currently serve as directors of the Issuer. The Issuer has stated in its Prospectus filed with the Commission pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"), on February 8, 2000, that it anticipates that the composition of the Issuer's board of directors will change in connection with the decrease in SVCC's percentage ownership of the Issuer's Common Stock as a result of the offering by SVCC of 6,700,000 shares of Common Stock of the Issuer.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Items 5(a)-(c) of the Original Statement are hereby amended and restated in their entirety to read as follows:

         (a) SVCC directly owns 8,150,000 shares of Common Stock, which represent approximately 22.6% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Prospectus filed with the Commission pursuant to Rule 424(b)(1) of the Securities Act on February 8, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding at the completion of the offering described in Item 5(c) below would be 36,073,207, assuming the exercise in full of the underwriters' over-allotment option. The offering described in Item 5(c) below is the event requiring filing of this statement and was completed on February 11, 2000. For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 8,150,000 shares of Common Stock.

         (c) In a public offering completed on February 11, 2000, SVCC sold 6,700,000 shares of Common Stock of the Issuer. In connection with such offering by SVCC, as well as the sale by the Issuer of 2,159,500 shares of its Common Stock (which includes 1,159,500 shares sold as a result of the exercise in full of the underwriters' over-allotment option) and the sale by other selling stockholders of 30,000 shares of Common Stock of the Issuer, all at a price to the public of $247.00 per share, the Issuer filed a Registration Statement on Form S-3, Amendment Nos. 1 and 2 thereto and Prospectus (pursuant to Rule 424(b)(1) of the Securities Act) with the Commission on December 22, 1999, December 30, 1999, February 4, 2000 and February 8, 2000, respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Statement is hereby amended and restated in its entirety to read as follows:

         SVCC is a wholly owned subsidiary of SAIC. Pursuant to the Registration Rights Agreement between the Issuer and SAIC, if the Issuer proposes to register any of its securities either for its own account or for the account of its other security holders, SAIC is entitled to notice of the registration and is entitled to include, at the Issuer's expense, SAIC's shares in the registration, subject to cutback by the underwriters. In addition, SAIC may require the Issuer on not more than two occasions, to register SAIC's shares. The first registration required by SAIC was effected in February 1999. The second registration required by SAIC was the registration effected with the offering discussed in Item 5(c) of this Schedule 13D. The Issuer has agreed to indemnify SAIC in connection with any such registration.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:   Agreement as to Joint Filing of Schedule 13D, dated as of
             February 14, 2000, between SAIC and SVCC.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 14, 2000.

                                   SCIENCE APPLICATIONS INTERNATIONAL
                                   CORPORATION



                                   By /s/ Douglas E. Scott
                                     -------------------------------------------
                                      Douglas E. Scott
                                      Senior Vice President and General Counsel



                                   SAIC VENTURE CAPITAL CORPORATION



                                   By /s/ Ira J. Miller
                                     -------------------------------------------
                                      Ira J. Miller
                                      President

                                    EXHIBIT A
                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Network Solutions, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2000

                                   SCIENCE APPLICATIONS INTERNATIONAL
                                   CORPORATION



                                   By /s/ Douglas E. Scott
                                     -------------------------------------------
                                      Douglas E. Scott
                                      Senior Vice President and General Counsel



                                   SAIC VENTURE CAPITAL CORPORATION



                                   By /s/ Ira J. Miller
                                     -------------------------------------------
                                      Ira J. Miller
                                      President